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                                      PaineWebber Life Variable Annuity Account
                                      1200 Harbor Boulevard, 4th Floor
                                      Weehawken, New Jersey  07087

September 8, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: PaineWebber Life Variable Annuity Account (File Nos. 333-27675 and 811-7536)
                           Withdrawal of Registration Statement

Dear Sir or Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of PaineWebber Life Insurance Company (the "Company"), we respectfully request that the Registration Statement of PaineWebber Life Variable Annuity Account on Form N-4 (the "Registration Statement") under the Securities Act of 1933, as amended, File No. 333-27675, be withdrawn. The Registration Statement was filed on May 23, 1997.

         This withdrawal request is being made because the Company has decided not to offer the group deferred variable annuity contract registered by the Registration Statement. We respectfully request that the order withdrawing the Registration Statement be effective immediately.

         Please direct any questions regarding the enclosed to Kimberly J. Smith of Sutherland, Asbill and Brennan LLP, at (202) 383-0314. Thank you for your assistance.

                                             Sincerely,

                                             /s/Dennis J. Hess

                                             Dennis J. Hess*
                                             Chairman of the Board of Directors
                                             and President

                                             /s/Richard J. Tucker
                                             ----------------------------------
                                             *By Richard J. Tucker
                                              pursuant to power of attorney
cc:      Kimberly J. Smith, Esq.